SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)

LIBERTY BROADBAND CORPORATION

(Name of Issuer)

Series A Common Stock, par value $0.01 per share

Series B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Series A Common Stock: 530307 107

Series B Common Stock: 530307 206

(CUSIP Numbers)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 21, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Numbers: Series A common stock: 530307 107

Series B common stock: 530307 206

1.	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (Entities Only)

John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐

(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
U.S.

7.	Sole Voting Power

Series A Common Stock: 1,268,781 (1), (2), (3), (4), (5)

Series B Common Stock: 2,336,663 (1), (5), (6)

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power

		Series A Common Stock: 0 (2), (5)

		Series B Common Stock: 27,171 (5), (7)

	9.	Sole Dispositive Power

		Series A Common Stock: 1,268,781 (1), (2), (3), (4), (5)

		Series B Common Stock: 2,336,663 (1), (5), (6)

10.	Shared Dispositive Power

Series A Common Stock: 0 (2), (5)

Series B Common Stock: 27,171 (5), (7)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

Series A Common Stock: 1,268,781 (1), (2), (3), (4), (5)

Series B Common Stock: 2,363,834 (1), (5), (6), (7)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

Series A Common Stock: 4.8% (5), (8)

Series B Common Stock: 96.4% (5), (8)

14.	Type of Reporting Person (See Instructions)

IN

2

(1) Includes 25,444 shares of the Issuer’s (as defined below) Series A common stock, $0.01 par value per share (“Series A Common Stock”), and 57,641 shares of the Issuer’s Series B common stock, $0.01 par value per share (“Series B Common Stock”), held in a revocable trust (the “LM Revocable Trust”) with respect to which John C. Malone (“Mr. Malone”) and Mr. Malone’s wife, Mrs. Leslie Malone (“Mrs. Malone”), are trustees. Mrs. Malone has the right to revoke such trust at any time. Mr. Malone disclaims beneficial ownership of the shares held by the LM Revocable Trust.

(2) Does not include shares of Series A Common Stock issuable upon conversion of shares of Series B Common Stock beneficially owned by Mr. Malone; however, if such shares of Series A Common Stock were included, Mr. Malone would beneficially own, in the aggregate, 3,632,615 shares of Series A Common Stock, and Mr. Malone’s aggregate beneficial ownership of Series A Common Stock, as a series, would be 12.6%, subject to the relevant footnotes set forth herein.

(3) Includes 153,226 shares of Series A Common Stock pledged by Mr. Malone to Fidelity Brokerage Services, LLC (“Fidelity”), 500,000 shares of Series A Common Stock pledged by Mr. Malone to Bank of America (“BoA”), 25,444 shares of Series A Common Stock pledged by the LM Revocable Trust to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and 500,001 shares of Series A Common Stock pledged by Mr. Malone to Merrill Lynch in connection with loan facilities extended by Fidelity, BoA and Merrill Lynch.

(4) Includes 62,500 shares of Series A Common Stock held by the Malone Family Land Preservation Foundation and 27,610 shares of Series A Common Stock held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(5) The Voting Agreement, dated as of August 6, 2020, by and among Mr. Malone, the LM Revocable Trust, a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JCM Trust”), the Malone Family Land Preservation Foundation, the Malone Family Foundation, the CRT (as defined below) (together with Mr. Malone, LM Revocable Trust, the JCM Trust, the Malone Family Land Preservation Foundation and the Malone Family Foundation, the “Malone Group”), the Issuer and GCI Liberty, Inc. contains provisions relating to the voting and disposition of shares of Series A Common Stock and Series B Common Stock held by the Malone Group.

(6) Includes 122,649 shares of Series B Common Stock held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT.

(7) Includes 27,171 shares of Series B Common Stock held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts. Mr. Malone disclaims beneficial ownership of the shares held by the Trusts.

(8) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares of Series A Common Stock outstanding was 26,495,183 and the total number of shares of Series B Common Stock outstanding was 2,451,119, in each case, as of October 31, 2020, as reported by Liberty Broadband Corporation, a Delaware corporation (the “Issuer”), in its Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2020, filed with the Securities and Exchange Commission (“SEC”) on November 4, 2020. Each share of Series B Common Stock is convertible, at the option of the holder, into one share of Series A Common Stock. Shares of Series A Common Stock are not convertible at the option of the holder. Each share of Series A Common Stock is entitled to one vote, whereas each share of Series B Common Stock is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 48.8% of the voting power with respect to the general election of directors of the Issuer, based on the outstanding shares noted above. See Item 5.

3

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIBERTY BROADBAND CORPORATION

This statement on Schedule 13D relates to the Series A common stock, par value $0.01 per share (the “Series A Common Stock”), and the Series B common stock, par value $0.01 per share (the “Series B Common Stock” and, together with the Series A Common Stock, the “Common Stock”), of Liberty Broadband Corporation, a Delaware corporation (the “Issuer” or “Liberty Broadband”). The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person, Mr. John C. Malone (“Mr. Malone” or the “Reporting Person”), on January 29, 2015, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on December 17, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on June 29, 2020 and Amendment No. 3 to the Schedule 13D filed with the SEC on August 7, 2020 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 4 to the Schedule 13D (the Schedule 13D, as amended by the Amendment, collectively, the “Statement”). Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On October 9, 2020, a putative class action complaint was filed by two purported stockholders of GCI Liberty in the Court of Chancery of the State of Delaware under the caption Hollywood Firefighters’ Pension Fund, et al. v. GCI Liberty, Inc., et al. On October 11, 2020, a new version of the complaint was filed, and the case has been assigned Case No. 2020-0880. The lawsuit names as defendants GCI Liberty, as well as the members of the GCI Liberty board of directors. The lawsuit alleges, among other things, that Mr. Gregory B. Maffei, a director and the President and Chief Executive Officer of Liberty Broadband and GCI Liberty, and Mr. Malone, the Chairman of the Board of Directors of GCI Liberty and Liberty Broadband, in their purported capacities as controlling stockholders and directors of GCI Liberty, and the other directors of GCI Liberty, breached their fiduciary duties by approving Liberty Broadband’s acquisition of all of the outstanding shares of GCI Liberty in the Combination. The lawsuit further alleges that the Combination violates Section 203 of the General Corporation Law of the State of Delaware (“DGCL”) and that the joint proxy statement/prospectus that was filed by GCI Liberty and Liberty Broadband with the SEC on October 30, 2020 in connection with the Combination misstates and omits material information. The lawsuit also alleges that various prior and current relationships among members of the GCI Liberty special committee, Mr. Malone and Mr. Maffei render the members of the GCI Liberty special committee not independent. GCI Liberty and Liberty Broadband believe this lawsuit is without merit.

Stipulation and Proposed Order

The lawsuit seeks certification of a class action, declarations that Mr. Maffei and Mr. Malone and the other directors of GCI Liberty breached their fiduciary duties and that the Combination violates Section 203 of the DGCL, an injunction barring the stockholder vote and the Combination, and the recovery of damages and other relief. On October 15, 2020, the plaintiffs filed a motion for expedited proceedings. On October 27, 2020, after a hearing, the Court granted the motion. On November 6, 2020, the Court entered an order setting a hearing on the plaintiffs’ motion for preliminary injunction for December 7, 2020.

On November 21, 2020, the plaintiffs and defendants filed a stipulation and proposed order (the “Agreed Stipulation and Order”) describing an agreement reached among them, including plaintiffs’ agreement to dismiss their claim that the Combination violates Section 203 of the DGCL as moot and to withdraw their motion for preliminary injunction in return for certain agreements by Mr. Malone and Mr. Maffei described below. The parties also requested the Court cancel the hearing on that motion scheduled for December 7, 2020, and stay further discovery pending the outcome of the stockholder vote on the Combination.

As part of the agreement reached among the parties to the lawsuit, Mr. Malone agreed that he will convert each outstanding share of GCI Liberty’s Series B common stock, $0.01 par value per share (the “GCI Liberty Series B Common Stock”), he beneficially owns immediately prior to the Effective Time into one share of GCI Liberty’s Series A common stock, $0.01 par value per share (the “GCI Liberty Series A Common Stock”). As a result, Mr. Malone will be entitled to receive 0.580 of a share of Liberty Broadband’s non-voting Series C common stock, $0.01 par value per share, for each such share of GCI Liberty Series A Common Stock beneficially owned prior to the Combination pursuant to the Merger Agreement. Mr. Malone will not be entitled to receive any shares of Series B Common Stock in the Combination.  Consequently, the Exchange Agreement entered into among Liberty Broadband, Mr. Malone and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the “JCM Trust”) will terminate by its terms at the Effective Time since none of Mr. Malone nor the JCM Trust will have the right to receive any shares of Series B Common Stock in the Combination.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)-(b) Mr. Malone beneficially owns (without giving effect to the conversion of shares of Series B Common Stock into shares of Series A Common Stock) (i) 1,268,781 shares of Series A Common Stock (including (A) 25,444 shares held in a revocable trust with respect to which Mr. Malone and his wife are trustees (the “LM Revocable Trust”), as to which shares Mr. Malone disclaims beneficial ownership, and (B) 62,500 shares held by the Malone Family Land Preservation Foundation and 27,610 shares held by the Malone Family Foundation, as to which shares Mr. Malone disclaims beneficial ownership), which represent approximately 4.8% of the outstanding shares of Series A Common Stock, and (ii) 2,363,834 shares of Series B Common Stock (including (A) 57,641 shares held by the LM Revocable Trust, as to which shares Mr. Malone disclaims beneficial ownership, (B) 122,649 shares held by a trust (the “CRT”) with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest in the CRT, and (C) 27,171 shares held by two trusts (the “Trusts”) which are managed by an independent trustee and the beneficiaries of which are Mr. Malone’s adult children, as to which shares Mr. Malone has no pecuniary interest and disclaims beneficial ownership), which represent approximately 96.4% of the outstanding shares of Series B Common Stock. The foregoing percentage interests are based on 26,495,183 shares of Series A Common Stock and 2,451,119 shares of Series B Common Stock, in each case, outstanding as of October 31, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2020 filed with the SEC on November 4, 2020. Because each share of Series A Common Stock is entitled to cast one vote and each share of Series B Common Stock is entitled to cast ten votes on all matters upon which stockholders are generally entitled to vote, Mr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 48.8% of the voting power with respect to the general election of directors of the Issuer. Mr. Malone, and, to his knowledge, the LM Revocable Trust each have the sole power to vote and to dispose of, or to direct the voting or disposition of, their respective shares of Common Stock. To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the shares of Series B Common Stock held by the Trusts, except that Mr. Malone is permitted under the terms of the Trusts to substitute assets in the Trusts and thereby may acquire any shares held in the Trusts at any time.

(c)         Except as provided in this Amendment, neither Mr. Malone nor, to his knowledge, the LM Revocable Trust or the Trusts, has effected any transactions with respect to the Common Stock during the 60 days preceding the date hereof.

(d)         Not applicable.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

The information contained in Item 4 of this Amendment is incorporated into this Item 6 by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2020

/s/ John C. Malone
John C. Malone

[Signature Page to JCM Amendment No. 4 to Liberty Broadband Corporation 13D]